[ALLIANCE ATLANTIS LOGO]

Direct Line: 416-966-7707 Direct Fax: 416-967-7421 E-Mail: david.lazzarato@allianceatlantis.com

July 18, 2006

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3561

Re:	Alliance Atlantis Communications Inc. Form 40-F for the year ended December 31, 2005 Filed March 20, 2006 File No. 0-27546

Dear Sir:

In response to your letter dated June 23, 2006 and our conversation on July 5, 2006, we attach the following information. The following comments are in the order in which the questions appear in your letter. References in this letter to "Alliance Atlantis", "the Company" and "we" or "our" are references to Alliance Atlantis Communications Inc.

Please note that the Company acknowledges that:

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  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 40-F (Fiscal Year Ended December 31, 2005)

Managements Discussion and Analysis

Core Business Strategy, Operating Performance and Outlook, page 11

1.
It does not appear that you have provided a narrative discussion of the results of operations, on a consolidated or segmental basis, for the fiscal year ended December 31, 2003 which consists of the nine month period April 1, 2003 through December 31, 2003. As we generally expect the MD&A discussion to be provided for each year for which an income statement has been presented, please confirm our assumption that no similar requirement exists in your home jurisdiction and that you have not otherwise filed, made public or distributed such information.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5, Tel 416-967-1174, Fax 416-960-0971
www.allianceatlantis.com

  The Company's MD&A was prepared in accordance with the Canadian Securities Administrators ("CSA") continuous disclosure requirements for reporting issuers, which are set out in National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"). Section 4.1 of NI 51-102 requires companies to file annual financial statements which include an income statement for the most recently completed financial year and the financial year immediately preceding the most recently completed financial year. Section 5.1 of NI 51-102 only requires companies to file an annual MD&A relating to the periods referred to in Section 4.1. While the Company provides three years of comparative information in its financial statements, it is not required to do so. As a result the Company has not included a discussion of the results of operations for the fiscal year ended December 31, 2003 in its 2005 MD&A, nor has it filed, made public, or distributed such information, other than what was included in the Company's filings and disclosures for the fiscal periods ended December 31, 2004 and 2003.

Liquidity and Capital Resources, page 25

2.
The table of contractual obligations is aimed at increasing the transparency of cash flow. For that reason, please expand the table on page 27 to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate these payments. A footnote to the table should provide appropriate disclosure to clarify the action taken or the methodology applied. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements.

  You indicate that the table of contractual obligations excludes scheduled interest payments. Please note that the scheduled interest payments are included in the table on page 27 as "Interest on term loans". Given the variable rate nature of our debt and the fact that it is US dollar denominated, we have included supplemental information on the interest and foreign exchange rate assumptions below the table, as denoted by the asterisk on the captions. The Company used its current quarter (ended December 31, 2005) variable interest rate of approximately six percent to calculate the future interest commitment on term loans. In the future, we will disclose the method used to derive the estimated future commitment.

Financial Statements

Note 1. Nature of Business and Significant Accounting Policies, page F-8

3.
We note that you consolidate the operations of Distribution LP into your results with a provision for minority interest. We have reviewed the descriptive discussions of your relationship with Distribution LP contained in the narrative on pages 8 and 9 and in the footnotes on pages F-29 and F-30. Please provide us with a more detailed discussion of this relationship and support your conclusion that consolidation accounting is appropriate for purposes of U.S. GAAP. Tell us more about the nature of the rights held by the limited partners in general and the rights held by the minority limited partner in particular. Explain your analysis of these rights and cite your basis under U.S. GAAP for consolidation rather than equity method accounting. We may have further comments upon review of your response.

  In addition to its 51% interest in Distribution LP the Company also holds a 51% interest in and consolidates Motion Picture Distribution Inc. ("General Partner"), which is the general partner of Distribution LP. The remaining 49% interest in Distribution LP and the General Partner is held by the Movie Distribution Income Fund (the "Fund").

  The Company has analyzed its interests in Distribution LP using the guidance provided in Accounting Guideline 15: Consolidation of Variable Interest Entities ("AcG -15") and FIN 46R: Consolidation of Variable Interest Entities ("FIN 46R") and has concluded that Distribution LP is a variable interest entity and that the Company is its primary beneficiary and is therefore required to consolidate the entity. The following discussion summarizes the basis of our conclusions.

  Distribution LP has issued and outstanding both Ordinary and Subordinated LP Units. The Ordinary and Subordinated LP Units (the "LP Units") have equivalent economic and voting rights and are similar in all material respects except that the cash distributions on the Ordinary LP Units have priority over the cash distributions on the Subordinated LP Units. Additionally, cash distributions on the Subordinated LP Units may be suspended by the General Partner as determined necessary. The Subordinated LP Units are convertible into Ordinary Units at the later of December 31, 2008 or at the date that certain earnings, cash flow and cash distribution thresholds are achieved. The Company holds a combination of Ordinary and Subordinated LP Units and the Fund holds only Ordinary LP Units.

  As required by AcG-15 and FIN 46R the Company determined that Distribution LP was a variable interest entity by considering whether the entity had sufficient equity at risk to finance its activities without subordinated financial support and whether the holders of the equity at risk had the characteristics of a controlling financial interest.

  The Company's first step in this process was to determine Distribution LP's equity at risk. The equity of Distribution LP consists of the LP Units described above and a nominal capital contribution from the General Partner. Under the terms of the Limited Partnership Agreement the net earnings of Distribution LP are allocated to the General Partner and to the limited partners (which are the Company and the Fund) on the basis of 0.001% and 99.999% respectively. The Company does not consider the General Partner's equity investment or its participation interest in the profits and losses of Distribution LP significant and therefore concluded that its capital contribution does not represent equity at risk in accordance with the guidance provided in AcG-15 and FIN 46R. Accordingly, the Company has determined that Distribution LP's equity at risk consists only of the LP Units.

  The Company then concluded that Distribution LP's equity at risk was sufficient given that the market value of the LP Units was approximately $365 million when the entity was formed. (Our determination of market value was based on the subscription price of the Units of the Fund whose only asset is its investment in Distribution LP.) However, the Company concluded that the holders of the equity at risk lack the characteristics of a controlling interest as they do not have the right to vote on the business affairs of the entity or the ability to otherwise influence the success of Distribution LP in their capacity as holders of the LP Units. Instead, the responsibility and authority to manage the business affairs of Distribution LP was given to the General Partner under the terms of the Limited Partnership Agreement. In addition, the General Partner can only be removed by a super majority vote (i.e. 66% of unitholders must approve the removal) and therefore the holders of LP Units do not have "substantive kick-out rights" (as discussed in AcG 15 paragraph B20, FIN 46R paragraph B20 and EITF 04-5) that would indicate that they have the ability to influence the success of the entity. As a result the Company concluded that the holders of LP Units lack the characteristics of a controlling financial interest and that as such Distribution LP is a variable interest entity and is subject to the requirements of AcG-15 and FIN 46R.

  The final step in our analysis was to determine whether the Company's interests in Distribution LP would absorb a majority of the expected losses or expected residual returns of the entity thereby making the Company the primary beneficiary and consolidator of the entity. In completing this step the Company considered the interests held by other parties in the entity and concluded that substantially all of the variability of Distribution LP's cash flows would be absorbed by the holders of LP Units. Given that the Company holds 51% of the LP Units including all of the Subordinated LP Units, (which have a greater exposure to the entity's expected losses because their cash distributions are subordinate to the cash distributions on the Ordinary LP Units), the Company has concluded that the Company will absorb the majority of the expected losses of Distribution LP and, therefore is the primary beneficiary and consolidator of the entity.

Note 2. Accounting Changes, page F-12

4.
Please refer to the print and advertising tax shelters and the production services tax shelters described on page F-14. In each of these descriptions you refer to "legal subsidiaries." Please describe the particular type of entity to which you refer and explain how these entities differ from your various other subsidiaries. We may have further comments upon review of your response.

  In the design of each of the structures for these tax shelters, there are often multiple entities. In certain cases, corporations were created of which the Company owns all of the share capital and voting rights. The share capital of the entities is de minimus in value (total aggregate share capital of these entities is less than $1,000) and the rights, entitlements and obligations of these corporations related to future cash flows of the underlying tax shelters is limited. The Company has concluded that these entities are variable interest entities which are subject to the guidance provided in AcG-15 and FIN 46R. We have referred to these entities as "legal subsidiaries" as we own all of their share capital but have not consolidated them because we have concluded based on our AcG-15 and FIN 46R analysis that the Company is not the primary beneficiary of these entities.

5.
Refer to your discussion of distribution deals on page F-14. Please tell us more about the initial non-refundable minimum revenue guarantees that you sometime provide to the production entities during the production phase. Tell us when these amounts "become payable" and whether you pay and/or record them in part or their entirety, upon signing an agreement or otherwise before the conclusion of production. Tell us whether other types of distribution fees are payable in advance as well. It appears that the measurement and disclosure requirements of FIN 45 would apply to the minimum revenue guarantees pursuant to FASB Staff Position No. FIN 45-3 (as amended). Accordingly, please tell us the maximum potential amount of future payments you could be required to make under these guarantees. Separately quantify the recorded and, if applicable, the unrecorded portions of these guarantees. Similar disclosures should be provided in your filing. Alternatively, please explain why you do not believe that additional disclosures are necessary. We may have further comments upon review of your response.

  The discussion of distribution deals on page F-14 relates principally to the activities of the Entertainment group. In many acquisitions of distribution rights to films and television programs the Company is obligated to pay variable fees based on our revenues less distribution costs. We are often required to pay non-refundable amounts related to these arrangements. Although these payments are generally referred to as minimum revenue guarantees (see SoP 00-2, paragraph 19) throughout the industry they are actually non-refundable advance payments of distribution fees to a producer of a film or television program, which are recoverable by the Company from actual sales of the program that will occur in the future. Except in rare circumstances the Company is not obligated to pay the advance until the program has been completed and delivered. The Company records and accrues the value of the advance payments when they become payable which is typically when the program is delivered or in the case of an episodic series the advance is recorded on a pro-rata basis as episodes of the series are delivered.    The amounts recorded are included in our investment in film balance and amortized using the individual film forecast method. The Company does not believe that these advances or the obligation to pay additional fees in the future are guarantees under FIN 45 as they are not contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying of the guaranteed party. The amounts contingently due are variable and are not based on achieving a specified amount of revenue or contribution from the film and television programs. As a result the additional disclosures required by FIN 45 have not been incorporated into our financial statements. No other distribution fees are payable in advance by the Entertainment group.

Reconciliation of Canadian GAAP to United States GAAP, page 1

6.
Refer to note explanation (b). See the second paragraph. Supplementally tell us why you reflected the fiscal 2003 impairment charge of $2.6 million for U.S. GAAP reconciliation purposes as net income in the year ended December 31, 2004. We note your disclosure that the amount was not material to the nine months ended December 31, 2003 and the year ended December 31, 2004. Please explain in detail, your rationale for the change in timing.

  As disclosed in the Reconciliation to United States GAAP, during the nine months ended December 31, 2003, under Canadian GAAP, the Company reflected an impairment charge for an other than temporary impairment with respect to a long-term equity accounted investment. This investment was acquired in stages and was accounted for using the cost method for a period of time before the Company acquired an additional interest and began accounting for the investment using the equity method. Under Canadian GAAP, when a company begins to apply the equity method, there is no adjustment to adjust the prior accounting as if the equity method had always been used, whereas under US GAAP, a retroactive adjustment to the investment balance was required. Accordingly, the carrying value of the investment under US GAAP was less than the carrying value under Canadian GAAP. The impairment charge reported under United States GAAP during the nine months ended December 31, 2003 should have been reduced by $2.6 million, resulting in a reduction to the net loss for the nine-months ended December 31, 2003. This reduction was recorded as an increase to net income in the year ended December 31, 2004.

  The change in timing of recognition of the $2.6 million is due to a management oversight. The Company had overlooked the difference in the carrying value of the investment when the impairment charge was recognized in the period ended December 31, 2003.

  Management determined this amount not to be material to the nine months ended December 31, 2003 and the year ended December 31, 2004. Accordingly, this out-of-period item was recorded as an increase to net income in the year that it was detected, which was the year ended December 31, 2004.

  The Company considered the following quantitative and qualitative factors in making its materiality assessments for the periods:

  Nine months ended December 31, 2003

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  The reduction of the impairment charge and increase in net income for the period ended December 31, 2003 of $2.6 million represents 2.2% of the loss before income taxes from continuing operations under United States GAAP.

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  The misstatement made no material change in the Company's earnings trend. Income (loss) before income taxes from continuing operations under US GAAP was ($29.5) million in March 2003, ($117.1) million in the nine months ended December 31, 2003 and $45.5 million in the year ended December 31, 2004.

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  Our US GAAP information is provided only in our Form 40-F. We are not aware of any significant reliance by analysts or others on this information.

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  For the nine months ended December 31, 2003, the Company had a significant net loss from continuing operations under US GAAP of $159.1 million.

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  Our segment reporting is based on Canadian GAAP and is not impacted by this adjustment.

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  The misstatement does not affect the Company's compliance with any business arrangement, debt instrument or management's compensation.

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  The misstatement resulted from a clerical oversight.

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  The item affected equity losses in affiliates, which is not a material item in the 2003 statement of loss. The reported equity loss under Canadian GAAP was $0.3 million. Under US GAAP, equity losses in affiliates was $3.9 million, which included $3.6 million of impairment related to the above noted equity accounted investment. The actual equity loss under US GAAP should have been $1.3 million. This amount was considered not to be material to the statement of loss.

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  Management did not believe the restatement of the 2003 figures for this item would have any market reaction.

  Based on the preceding, the Company concluded that the amount was not material to the nine months ended December 31, 2003.

  Year ended December 31, 2004

  In addition to above factors relevant to both the nine months ended December 31, 2003 and the year ended December 31, 2004:

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  The recognition of the reduction of the impairment charge and increase in net income for the year ended December 31, 2004 of $2.6 million represents 5.7% of earnings before income taxes from continuing operations under United States GAAP.

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  The misstatement made no material change in the Company's earnings trend. As noted above, during this period of time the Company's earnings were volatile due to various conditions.

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  As noted above, this matter does not affect segment disclosure, compliance with business arrangements, debt instruments or management's compensation.

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  The error resulted from a clerical mistake and was corrected when it was detected.

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  The Company reported an equity loss from affiliates of $0.1 million under Canadian GAAP and equity income of $2.5 million under US GAAP. The equity loss under US GAAP should have been $0.1 million. We did not consider this individual line item to be material to an assessment of the statement of earnings of the Company.

  Based on the preceding, while the adjustment was marginally above 5.0%, the Company concluded that the amount was not material to the year ended December 31, 2004 and decided to record the amount in the period it was detected.

  Additionally, we believe the disclosures in the reconciliation are sufficiently transparent such that readers can understand the impact of the out-of-period adjustment.

7.
It is unclear as to why you have not presented a U.S. GAAP reconciliation note related to your Canadian GAAP segment disclosures at Note 25. We note for Canadian GAAP purpose, you identify two profitability measures used by the chief operating decision makers, with the exception of the CSI segment which uses one measure; we further note that both profitability measures, "direct profit" and "earnings before undernoted" are presented on the face of the Canadian GAAP statement of earnings. In reference to paragraph 30 of SFAS No. 131, disclose why management uses each of these measures for Canadian GAAP purposes, and disclose which measure would be reported for purposes of U.S. GAAP.

  The chief operating decision maker's primary profitability measure is earnings (loss) before undernoted (as defined). This is the primary measure used by the chief operating decision maker in making resource allocation decisions. A secondary, additional profitability measure, which is also used by the chief operating decision maker, is direct profit (as defined). The Company provides this additional disclosure as users of the financial statements have made use of the measure and the disclosure of the measure is complimentary, and not harmful, to a user's understanding of the financial performance of the Company. While Canadian GAAP does not require these additional disclosures, we believe that Canadian GAAP does not prohibit such disclosures.

  Both the primary and the secondary measures are prepared in accordance with measurement principles that are consistent with the measurement principles used for consolidation.

  We understand that it is not necessary for companies providing a US GAAP reconciliation under Item 17 to comply with FAS 131. Further, it is our understanding that under FAS 131, we would be required to present the information that management uses, which is not reconciled to United States GAAP.

  The Company believes that its Canadian GAAP segment disclosures are consistent with United States GAAP. In the future, the Company will consider indicating the primary measure in the notes to the Canadian GAAP financial statements.

8.
Please refer to your discussion of "Generally Accepted Accounting Principles" in Note 2(b) of the financial statements (page F-15). You state that your amortization of broadcast program rights changed on January 1, 2004, resulting in an increase in direct operating expenses of $5.6 for the fiscal period. It appears that no related reconciling adjustments have been recorded in your footnote, either before or after the change. Please supplementally explain how you are amortizing these rights for purposes of U.S. GAAP and why no reconciling adjustment is considered to be necessary. In this regard, please tell us whether these broadcast rights permit a fixed or an unlimited number of program showings over the license period. Explain whether and how you considered this fact in determining your amortization policy under U.S. GAAP.

  The treatment of broadcast rights under Canadian and US GAAP is consistent. The Company amortizes its broadcast licenses on a straight-line basis over the term of the contracted exhibition period or four years (whichever period is shorter) from the date the broadcast license commences.

  The Company uses the guidance of FAS 63: Financial Reporting by Broadcasters in determining its accounting treatment for broadcast rights.

  The Company's program rights have various terms. The Company's program catalog includes approximately 8,000 titles. Based on the net carrying value of programs in our catalogue at December 31, 2005, we estimate approximately 49% of our programs have unlimited showings, 3% have rights to 51 or more showings, 6% have rights to 26 to 50 showings and 42% have 25 or less showings.

  The contracted period for programs can range from one year to titles licensed in perpetuity. Since the Company is a specialty television channel operator, the Company believes that its programs generally have a maximum shelf life of four years. After four years a program's appeal begins to wane and it is not likely to be aired as frequently. Accordingly, the Company generally limits the amortization period to a maximum of four years even though contractual lives may be longer and all available showings have not been utilized.

  For certain programs when the number of showings is fixed, the number of program showings contracted by the Company are sufficiently high such that all of the showings are not frequently used. Further, with many of the programs with a fixed number of showings, the showings are used with a relatively even frequency over the license period. Due to the seasonal nature of many of our programs (e.g. gardening programs are only shown during spring and summer etc) the Company expects that they will be rerun with regularity throughout this four year period.

  Based on the above factors, the Company has consistently amortized its program rights on a straight line basis, in part due to the number of showings available and in part due to the consistent usage of the program rights over the term of the contract or the four year maximum period. In addition, our decision to use this method reflects the number of titles and the fact that our program rights accounting system is largely manual. We believe that the method fairly allocates the cost of the program rights commensurate with the benefits derived from the program rights and the costs of a system to allocate the costs more specifically would outweigh the benefit.

  Further, due to the nature of our broadcast channels, our programming slate is of shorter duration than conventional television. Our current programming slate is only planned for two month periods. Our programming schedules often change in response to changes in the competitive television environment. The shorter programming slate allows us to react more quickly. In addition, unlike conventional channels, much of our programming is original, and as such, delays are often experienced in delivery of the programming as a result of creative changes and production delays, forcing frequent changes in our programming slate. A further complicating factor is the regulatory requirements of our channels, as dictated by the Canadian Radio-television and Telecommunications Commission, which require the Company to show Canadian content in specific amounts and at specific times of the day. As a result, the programming schedule is constantly being refined to respond to competitive pressures and meet our regulatory requirements. This short cycle contributes to certain difficulties in estimating the future number of showings of our programs on an individual basis.

  Based on the above, the Company believes that its accounting policy is consistent with the intent and principles of FAS 63.

  Prior to 2004, the Company amortized its program rights commencing on first showing. We believe that this was consistent with FAS 63 as the Company commenced realizing its first benefits from the program rights when it began showing the programs. In 2004, we decided to commence amortization when the broadcast license period commenced. We believe this practice is not inconsistent with FAS 63.

  Accordingly, we believe the Company's accounting policies for program rights used for Canadian GAAP are consistent with FAS 63 and we have not reported in any periods a reconciling item to US GAAP.

  With respect to the Company's change in the timing of the commencement of the amortization period, the Company accounted for the change under Canadian GAAP in the period of the change. Under US GAAP, for a change in accounting principles in 2004, we would have been subject to APB 20, Accounting Changes. Paragraph 29 required all changes to accounting principles, except for specific items, be accounted for by a cumulative adjustment to be included in income. Accordingly, the fact that the Company recorded the change in Canadian GAAP earnings, there would not be any additional adjustment required for US GAAP earnings.

  We believe this change is preferable on the basis that the program rights are available to the Company and our future programming slate is short in duration. We believe the practice of amortizing program rights from the date of commencement of the license period is consistent with similar concepts in dealing with amortization of intangibles such as internal use software (SoP 98-5 requires amortization from the date the modules are available for use).

  We note that our US GAAP reconciliation did not disclose this change as a cumulative adjustment or report US GAAP earnings per share before the change. We further note that determining the pro forma impact of the change would have required extensive calculations. This lack of additional disclosure was an oversight.

  As an MJDS filer, the Company will not be required to present 2004 statements of income and cash flows. Further, we do not believe the additional disclosures have a material affect on the reader's understanding of our 2004 results. Accordingly, we propose not to make any additional disclosures to the financial statements included in the 2005 40-F.

9.
As a related matter, explain how this disclosure relates to your discussion of the amortization of broadcast rights on pages F-9 and F-10. It appears that these rights are amortized at the time of each program showing using the straight line method. It also appears that the change in amortization methodology described herein resulted in an additional increase of $3.6 in direct operating expenses for fiscal 2004. Finally, it appears that the change in amortization methodology from the accelerated method to the straight line method would constitute a change in accounting policy for purposes of U.S. GAAP. Consider the guidance in Appendix A of APB 20, paragraph 43, when preparing your response.

  The disclosure discussed under Question 8 is unrelated to the disclosure on F-9 and F10. The accounting changes are mutually exclusive. The disclosure at F-9 and F-10 relates exclusively to the timing of expected benefit to be realized from digital program broadcast rights, while the disclosure in note 2 (b) (iii) relates to the change of amortizing all broadcast rights when the program license period commences and not when the program is first shown.

  Effective January 1, 2004, the cost of a broadcast right is amortized on a straight-line basis over the exhibition period as each showing of the program is expected to generate similar revenues as previously noted. In prior periods when the digital channels did not have an established audience base this was not always the case. As a result, certain programs generated more benefit to the Company during later airings and were therefore amortized on an accelerating basis. Given the change in circumstances the Company has amended the way in which digital program rights are amortized so that amortization expense more appropriately reflects the way the asset's benefits are realized.

  Audience and subscriber levels of the digital channels were very low during their developing years and as a result, these channels benefited more from later airings of programs than earlier airings. As consumers generally have adopted the digital television platform in much greater numbers and the market has matured, the Company's digital program broadcast rights now provide benefit more equally over 4 years or the license period, whichever is less, consistent with the Company's analogue channels. As each airing of these programs is expected to generate similar amounts of revenue and also because the usage of these programs is expected to be relatively consistent throughout the license term, the Company believes that these digital programs should be amortized on a straight-line basis. For digital broadcast program rights in inventory at December 31, 2003, the remaining net book values were amortized on a straight-line basis over the remaining amortization term to appropriately reflect the way the benefits of the remaining asset are realized.

  While the change from the accelerating method to the straight line method is a change in accounting principle, the circumstances that contributed to this change resulted from the change in the estimated future benefits. We believe that the effect of the change in accounting principle is inseparable from the change in accounting estimate. The change in this circumstance resulted from changes in the underlying demographic and other information related to our broadcast channels. As set out in APB 20, paragraph 11, changes of this type are considered to be changes in estimate. Accordingly, consistent with both US GAAP (APB 20, paragraph 21), and Canadian GAAP, the change should be accounted for in the period of the change and future periods.

  We hope the above answers will be sufficient for your purposes. If you have any other questions, please contact me at your convenience.

Sincerely,

David Lazzarato
Executive Vice President &
Chief Financial Officer